SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q1’22 Earnings Results

I. Performance in Q1 2022 – IFRS Consolidated Financial Data

	(Unit: KRW B)
Item	Q1 21	Q4 21	Q1 22	QoQ	YoY
Quarterly Results
Revenues	6,883	8,807	6,471	-27%	-6%
Operating Income	523	476	38	-92%	-93%
Income before Tax	324	236	37	-84%	-88%
Net Income	266	180	54	-70%	-80%

II. IR Event of Q1 2022 Earnings Results

1. Provider of Information:	IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	To present Q1’22 Earnings Results of LG Display

4. Date & Time:	02:00PM on April 27, 2022 (KST)

5. Venue & Method:	Earnings release conference call in Korean/English

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com/eng

6. Contact Information

1)	Head of IR:

Suk Heo, Director, Head of IR Division (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Jinjoo Kim, IR Manager, IR Team (82-2-3777-1010)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i. Please note that the presentation material for Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com/eng

ii. Please note that the financial data included are prepared on a consolidated IFRS basis.

iii. Financial data for Q1’22 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports First Quarter 2022 Results

SEOUL, Korea (Apr. 27, 2022) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending March 31, 2022.

•

Revenues in the first quarter of 2022 decreased by 6% to KRW 6,471 billion from KRW 6,883 billion in the first quarter of 2021 and decreased by 27% from KRW 8,807 billion in the fourth quarter of 2021.

•

Operating profit in the first quarter of 2022 recorded KRW 38 billion. This compares with the operating profit of KRW 523 billion in the first quarter of 2021 and with the operating profit of KRW 476 billion in the fourth quarter of 2021.

•	EBITDA in the first quarter of 2022 was KRW 1,211 billion, compared with EBITDA of KRW 1,620 billion in the first quarter of 2021 and with EBITDA of KRW 1,645 billion in the fourth quarter of 2021.

•

Net income in the first quarter of 2022 was KRW 54 billion, compared with the net income of KRW 266 billion in the first quarter of 2021 and with the net income of KRW 180 billion in the fourth quarter of 2021.

LG Display recorded KRW 6,471 trillion in revenues and KRW 38 billion in operating profit in the first quarter of 2022.

The company saw a decrease in panel shipments in the quarter due to low seasonality and a shrink in industry demand, as well as a continuous decline in LCD panel prices. In addition, the unexpected supply chain conditions caused by China’s COVID lockdown affected the company’s panel production and shipments.

Panels for TVs accounted for 26% of the revenues in the first quarter, while panels for IT devices including monitors, laptops, and tablets accounted for 48%, and those for mobile devices and the others accounted for 26%.

LG Display will further strengthen its capabilities to handle possible crisis even under growing market uncertainties to minimize any effects of external factors, while focusing on boosting its performance in its competitive OLED and high-end LCD businesses.

In its large-sized OLED business, LG Display will continue to lead the growing premium TV market based on its unmatched and differentiated values of OLED technology, expecting a rise in OLED panel shipments, as well as in profits, starting from the second quarter. What’s more, LG Display plans to apply its OLED.EX technology to all OLED TV panel series in the second quarter. The company’s new OLED.EX increases brightness by 30% by applying deuterium technology and personalized algorithms to organic light emitting devices, which are the most important elements of creating OLED’s excellent picture quality. The company also aims to expand its Gaming, Transparent, and Portable OLED businesses in the Life Display areas.

Despite the overall TV market’s 10% quarter-on-quarter decline, OLED TVs continued to lead the growing premium TV market, recording above 40% increase in OLED TV sales in the first quarter. Although LG Display saw a quarter-on-quarter decrease in OLED TV panel shipments in the first quarter due to TV Set makers’ conservative inventory policies, OLED is expected to further accelerate its growth with OLED TVs’ growing sales and presence in the premium market.

LG Display will improve its performance in the mobile sector with its cutting-edge OLED products by expanding the supply of its new products in the second half of 2021, as well as focusing more on high-end products down the road. Additionally, the company will strengthen its leadership in the automotive sector with its OLED products to further secure the premium market. Meanwhile, in the LCD sector, the company will strategically focus more on its competitive profitable high-end IT products.

In terms of its business strategy, LG Display plans to gradually scale down its supply & demand-based business, an area highly affected by market factors, and expand its business built on strategic partnerships with its customers. The company will also focus on creating new markets based on its OLED technology to further elaborate its business portfolio.

“Although the market is anticipated to fluctuate from macroeconomic uncertainties and supply chain issues, we will continue to strengthen our capabilities to handle potential crisis and closely monitor market changes to preemptively respond to them,” said Kim Sung-hyun, CFO and Senior Vice President at LG Display. “Despite the overall slowdown in demands, the growth of high-end IT product market and the premium TV market continue to pose a great opportunity for us. We will continue to increase our performance throughout the second half of the year by focusing on high-end IT products and by expanding our OLED shipments.”

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Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on April 27, 2022 starting at 2:00 PM Korea Standard Time (KST) to announce the first quarter of 2022 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2022Q1_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 63,360 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Jun-hyuk Choi, Vice President and Head of Public Relations

Email: junechoi@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: April 27, 2022	By:	/s/ Suk Heo
(Signature)

	Name:	Suk Heo
	Title:	Director / Head of IR Division